EXHIBIT 99.1

Foremost Lithium Appoints Jody Dahrouge to Advisory Board and Announces Jean Lake Property Payment

VANCOUVER, British Columbia, Aug. 28, 2023 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, is pleased to announce that Jody Dahrouge has agreed to join the Advisory Board as a geological consultant to the Company. Mr. Dahrouge has been the President of Dahrouge Geological Consulting Ltd., a North American mineral exploration, consulting, and project management group, since 1988. He is a professional geologist with over 30 years’ experience and holds Bachelor of Science degrees in geology and computing science, both from the University of Alberta. Mr. Dahrouge has been involved in all aspects of mineral exploration and development for a wide variety of commodities worldwide. Dahrouge Geological Consulting Ltd. has been instrumental in a multitude of grassroots discoveries across a wide variety of commodities and currently has boots on the ground on multiple Canadian and American projects.

Jason Barnard, Foremost President, and CEO comments, “We are pleased to welcome Jody to our Advisory Board with his expansive geological experience and knowledge. Jody, and Dahrouge Geological Consulting, who have played significant roles in unearthing some of the largest Canadian hard-rock lithium discoveries and have a proven track record including being the original vendor of Patriot Battery Metal's Corvette Property in Quebec. I have had the pleasure of working with Jody on past projects and look forward to working and consulting with him again, as his insight and experience will prove to be invaluable to Foremost as we work to advance our Lithium Lane properties.”

The Company announces it has granted incentive options to purchase an aggregate of 17,500 common shares of the Company at an exercise price of CAD $5.65 per common share, expiring three years from the date of grant, in connection with the new appointment. The stock options are granted in accordance with the Company's Stock Option Plan and the policies of the Canadian Securities Exchange.

The Company is also pleased to announce that it intends to proceed with its third installment option payment under its option to acquire the Jean Lake Property located in the historic Snow Lake mining district in Manitoba, previously announced on August 04, 2021, and August 08, 2022. In accordance with the terms of the option agreement, the third installment payment consists of a cash payment of CAD $50,000 and issuing 6,128 common shares at a deemed price of CAD $8.16 per common share. The shares will be subject to a Canadian hold period of four months and one day.

On Behalf of the Board of Directors
Jason Barnard, President and CEO
Email: info@foremostlithium.com
Phone: +1 (604) 330-8067

About Foremost Lithium

Foremost Lithium is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and It’s Lac Simard South property in Quebec extends over 11,400 acres, in known active lithium camps.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are situated at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

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Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities; risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions; actual results of current exploration activities; unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities; changes in national and local government regulation of mining operations; tax rules and regulations; and political and economic developments in jurisdictions in which the Company operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.